UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tallgrass Energy Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

874697 105

(CUSIP Number)

Christopher R. Jones

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874697 105

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tallgrass Equity, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,644,863 Common Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,644,863 Common Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,644,863 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 100.0%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	25,645 Common Units referred to herein are reported by the reporting person in its capacity as the sole member of Tallgrass Equity Investments, LLC. Beneficial ownership of such Common Units is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Equity Investments, LLC. See Items 2, 3 and 5.

CUSIP No. 874697 105

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tallgrass Energy, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,644,863 Common Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,644,863 Common Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,644,863 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 100.0%
14	Type of Reporting Person (See Instructions) PN (Partnership)

*	Solely in its capacity as the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the managing member of Tallgrass Equity, LLC. See Items 2, 3 and 5.

CUSIP No. 874697 105

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tallgrass Energy GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,644,863 Common Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,644,863 Common Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,644,863 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 100.0%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Energy, LP (formerly known as Tallgrass Energy GP, LP). Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Energy, LP (formerly known as Tallgrass Energy GP, LP), which is the managing member of Tallgrass Equity, LLC. See Items 2, 3 and 5.

CUSIP No. 874697 105

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tallgrass Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,644,863 Common Units*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,644,863 Common Units*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,644,863 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 100.0%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Solely in its capacity as the sole member of Tallgrass Energy GP, LLC (formerly known as TEGP Management, LLC), the general partner of Tallgrass Energy, LP (formerly known as Tallgrass Energy GP, LP), which is the managing member of Tallgrass Equity, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Energy GP, LLC (formerly known as TEGP Management, LLC), the general partner of Tallgrass Energy, LP (formerly known as Tallgrass Energy GP, LP), which is the managing member of Tallgrass Equity, LLC. See Items 2, 3 and 5.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 30, 2018 (the “Amended 13D” and, as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 and not defined herein shall have the meanings ascribed to them in the Amended 13D.

Item 2. Identity and Background.

The information previously provided in response to Item 2 of the Amended 13D (including Schedule A incorporated by reference therein) is hereby amended and supplemented by (i) replacing all references to “Tallgrass Energy GP, LP, a Delaware limited partnership” with “Tallgrass Energy, LP, a Delaware limited partnership formerly known as Tallgrass Energy GP, LP,” (ii) replacing all references to “Tallgrass Energy GP, LP” with “Tallgrass Energy, LP,” (iii) replacing all references to “TEGP Management, LLC, a Delaware limited liability company” with “Tallgrass Energy GP, LLC, a Delaware limited liability company formerly known as TEGP Management, LLC” and (iv) replacing all references to “TEGP Management, LLC” with “Tallgrass Energy GP, LLC.”

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 of the Amended 13D is hereby amended and supplemented by adding the following:

On June 28, 2018, the Issuer issued and sold to Tallgrass Equity Investments, LLC, a Delaware limited liability company and wholly owned subsidiary of Tallgrass Equity (“Tallgrass Equity Investments”), and Tallgrass Equity Investments purchased from the Issuer, 25,645 Common Units pursuant to the Purchase and Sale Agreement, dated as of June 28, 2018 (the “Purchase Agreement”), by and between the Issuer and Tallgrass Equity Investments. Tallgrass Equity Investments purchased the Common Units at a purchase price equal to $44.5314 per Common Unit out of cash on hand. Tallgrass Equity is the sole member of Tallgrass Equity Investments and may therefore be deemed to beneficially own the Common Units held of record by Tallgrass Equity Investments.

Pursuant to the TEGP Merger Agreement (as defined in Item 4), the funding for the TEGP Merger described in Item 4 of this Amendment No. 2 will consist entirely of newly issued Class A shares representing limited partner interests in TEGP (“Class A Shares”). The information provided in Item 4 related to the TEGP Merger is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information previously provided in response to Item 4 of the Amended 13D is hereby amended and supplemented by replacing the language added by the Amended 13D in its entirety with the following:

As described in Item 3 above, Tallgrass Equity may be deemed to beneficially own 25,645 Common Units acquired by Tallgrass Equity Investments on June 28, 2018 pursuant to the Purchase Agreement because Tallgrass Equity is the sole member of Tallgrass Equity Investments. The information provided in Item 3 related to the acquisition of the Common Units by Tallgrass Equity Investments is incorporated by reference into this Item 4.

On June 30, 2018 at 11:59 p.m. Central Daylight Time (the “Effective Time”), Razor Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), merged (the “TEGP Merger”) with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Tallgrass Equity and Tallgrass Equity Investments, pursuant to the Agreement and Plan of Merger (the “TEGP Merger Agreement”), dated as of March 26, 2018, by and among the Issuer, TEGP, Merger Sub, Tallgrass Equity and the General Partner. The TEGP Merger closed on June 29, 2018 and became effective at the Effective Time. At the Effective Time, each Common Unit outstanding immediately prior to the TEGP Merger (other than those held by Tallgrass Equity, Tallgrass Equity Investments and the Issuer) (a) converted into the right to receive 2.0 Class A Shares and (b) upon being converted, ceased to be outstanding and was cancelled. No fractional shares were issued as consideration in the TEGP Merger. Instead, all fractional Class A Shares that a holder of Common Units was otherwise entitled to receive as consideration in the TEGP Merger (after taking into account all Common Units held by such holder) were aggregated and then, if a fractional Class A Share resulted from that aggregation, were rounded up to the nearest whole Class A Share. The Class A Shares to which holders of Common Units are entitled pursuant to the TEGP Merger Agreement are referred to in this Schedule 13D as the “TEGP Merger Consideration”.

Additionally, pursuant to the TEGP Merger Agreement, the Partnership Agreement was amended at the Effective Time to the extent necessary to provide that the 834,391 general partner units representing a 1.13% general partner interest in the Issuer (the “General Partner Interest”) issued and outstanding immediately prior to the Effective Time and held by the General Partner were automatically converted into a general partner interest that will not participate in distributions in the Issuer following the TEGP Merger and, as a result, from and after the Effective Time, (a) the General Partner continued and shall continue as the general partner of the Issuer without interruption, (b) the General Partner was no longer and shall not be entitled to any distributions, allocations or other economic rights associated with the General Partner

Interest, (c) the General Partner continued and shall continue to be entitled to any management rights associated with the General Partner Interest and (d) the Issuer continued without dissolution. At the Effective Time, (i) holders of Common Units (other than Tallgrass Equity, Tallgrass Equity Investments and the Issuer) ceased to have any rights as holders of the Common Units other than the right to receive the TEGP Merger Consideration and (ii) the limited partner interest having the rights and obligations specified with respect to incentive distribution rights in the Partnership Agreement issued and outstanding immediately prior to the Effective Time and held by the General Partner were canceled and ceased to exist.

As a result of the TEGP Merger, the Reporting Persons own all of the outstanding Common Units.

The foregoing summaries of the Merger Agreement and the Merger do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2018 and the terms of which are incorporated by reference in their entirety into this Item 4.

The Common Units will be removed from listing on the New York Stock Exchange and, as promptly as possible, the registration of the Common Units will be terminated.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 of the Amended 13D is hereby amended and supplemented by replacing it in its entirety with the following:

(a) Tallgrass Equity is the beneficial owner of 25,644,863 Common Units. 25,645 of the common Units beneficially owned by Tallgrass Equity are held of record by Tallgrass Equity Investments, of which it is the sole member. The remaining 25,619,218 Common Units are held of record by Tallgrass Equity. Tallgrass Equity acquired 20,000,000 Common Units from Tallgrass Operations on May 12, 2015 and 5,619,218 in connection with the Merger on February 7, 2018.

TEGP does not directly own any Common Units of the Issuer. However, as the managing member of Tallgrass Equity, TEGP may be deemed to beneficially own the 25,644,863 Common Units beneficially owned by Tallgrass Equity.

TEGP GP does not directly own any Common Units of the Issuer. TEGP GP is the general partner of TEGP, the managing member of Tallgrass Equity. As such, TEGP GP may be deemed to beneficially own the 25,644,863 Common Units beneficially owned by Tallgrass Equity.

Energy Holdings does not directly own any Common Units of the Issuer. Energy Holdings is the sole member of TEGP GP. TEGP GP is the general partner of TEGP and TEGP is the managing member of Tallgrass Equity. As such, Energy Holdings may be deemed to beneficially own the 25,644,863 Common Units beneficially owned by Tallgrass Equity.

As a result of the TEGP Merger described in Item 4, the Reporting Persons own all of the outstanding Common Units. Because the registration of the Common Units will be terminated, Common Units held by the Energy Holdings and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment constitutes an exit filing for the Reporting Persons. Also as a result of the TEGP Merger, at the Effective Time, the Covered Individuals ceased to beneficially own any Common Units beneficially owned by them immediately prior to the Effective Time. The information provided in Item 4 related to the TEGP Merger is incorporated by reference into this Item 3.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Tallgrass Equity, solely with respect to its direct holdings of the Common Units) that it is the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Tallgrass Equity, solely with respect to its direct holdings of the Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated by reference herein.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) The Reporting Persons have the right, to the extent of their respective pecuniary interests, to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information previously provided in response to Item 6 of the Original 13D is hereby amended and supplemented by adding the following:

The information provided in Item 4 above is incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2018

TALLGRASS ENERGY HOLDINGS, LLC

By:	/s/ David G. Dehaemers, Jr.
Name:	David G. Dehaemers, Jr.
Title:	President and CEO

Signature Page to Schedule 13D/A for Tallgrass Energy Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2018

TALLGRASS ENERGY, LP

By: By:	Tallgrass Energy GP, LLC, its general partner /s/ David G. Dehaemers, Jr.
Name:	David G. Dehaemers, Jr.
Title:	President and CEO

Signature Page to Schedule 13D/A for Tallgrass Energy Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2018

TALLGRASS ENERGY GP, LLC

By:	/s/ David G. Dehaemers, Jr.
Name:	David G. Dehaemers, Jr.
Title:	President and CEO

Signature Page to Schedule 13D/A for Tallgrass Energy Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 2018

TALLGRASS EQUITY, LLC

By:	/s/ David G. Dehaemers, Jr.
Name:	David G. Dehaemers, Jr.
Title:	President and CEO

Signature Page to Schedule 13D/A for Tallgrass Energy Partners, LP